UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F ☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On January 27, 2022, Nexters Inc. (NASDAQ: GDEV) (the “Company”) issued a press release. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Agreement for the Sale and Purchase of Shares in the Capital of MX Capital Limited, dated as of January 27, 2022, between Everix Investments Limited and Nexters Inc. (the “MX Capital Share Purchase Agreement”) is attached to this Form 6-K as Exhibit 99.2. Everix Investments Limited, as a key shareholder of the Company, has significant influence on the Company, and its beneficial owners, Igor Bukhman and Dmitrii Bukhman, are both directors of the Company. Consequently, the MX Capital Share Purchase Agreement constitutes a related party transaction for the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2022

Nexters Inc.

By:	/s/ Alexander Karavaev
	Name:	Alexander Karavaev
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated January 27, 2022

99.2*	MX Capital Share Purchase Agreement

*	Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit because such information (i) would constitute a clearly unwarranted invasion of personal privacy or (ii) is both (a) non-material and (b) would be competitively harmful if publicly disclosed.